UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-42804

Kyivstar Group Ltd.
(Translation of registrant’s name into English)

Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 13, 2026, Kyivstar Group Ltd. published a press release and presentation materials, copies of which are furnished hereto as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Earnings Release, dated March 13, 2026
99.2	Presentation Materials, dated March 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026	Kyivstar Group Ltd.

	By:	/s/ Boris Dolgushin
	Name:	Boris Dolgushin
	Title:	Chief Financial Officer